

08029676

UNITED STATES
.SAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- *50370*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1|1|2007__ AND ENDING __12|31|2007__
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACR Securities, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park LANE
             (No. and Street)

Cedarhurst   NY   11516
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Want & Ender CPA P.C
               (Name – if Individual, state last, first, middle name)

386 Park Ave South   NY   NY   10016
(Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 2 4 2008

MAR 03 2008

THOMSON
FINANCIAL   Washington, DC
                 ~ 104

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
Information contained In this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Austin C. Rybstein_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __A.C.R. Securities, Inc_____, as of __February 19,_____, 20 _08_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Austin C. Rybstein
Signature

President
Title

Hebel P Morales
Notary Public

HEBEL P. MORALES
Notary Public, St. of N.Y.
No. 01-MO6022618
Qualified in Nassau Cty.
Comm. Exp. April 5, ___

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

February 18, 2008

ACR SECURITIES, INC.
687 PARK LANE
CEDARHURST, NY 11516

Attn: Mr. Austin Rybstein

Dear Mr. Rybstein,

We enclose herewith a copy of ACR Securities, Inc. Financial
Statements with Accountants' Report as at December 31, 2007.

Also enclosed are two copies of Letter of Representation in
connection with above report. Please sign one copy and return to our
office. The other copy is for your files.

Very truly yours,

Martin Ender
WANT & ENDER CPA, P.C.

ACR Securities, Inc.

687 Park Lane
Cedarhurst, NY 11516

February 18, 2008

Want & Ender CPA, P.C.
386 Park Avenue South, Suite 1618
New York, NY 10016

In connection with your examination of the statements of financial
condition, income, cash flow, changes in shareholder's equity and
changes in financial postion of ACR Securities, Inc. as of December
31, 2007, and for the year then ended, for the purpose of expressing
an opinion as to whether the financial statements present fairly the
financial position, results of operations, changes in shareholder's
equity and changes in financial position of ACR SECURITIES, INC. in
conformity with generally accepted accounting principles, we confirm,
to the best of our knowledge and belief, the following
representations made to you during your examination.

(1)   We are responsible for the fair presentation in the financial
       statements of financial postion, results of operations, changes
       in shareholder's equity and changes in financial position in
       conformity with generally accepted accounting principles.

(2)   We have made available to you all:

       (a)   Financial records and related data.
       (b)   Minutes of the meetings of stockholders, directors, and
             committees of directors, or summaries of actions of recent
             meetings for which minutes have not yet been prepared.

(3)   There have been no:

       (a)   Irregularities involving management or employees who have
             significant roles in the system of internal control.

       (b)   Irregularities involving other employees that could have
             a material effect on the financial statements.

       (c)   Communications from regulatory agencies concerning
             noncompliance with, or deficiencies in, financial
             reporting practices that could have a material effect on
             the financial statements.

(4)   We have no plans or intentions that may materially affect the
       carrying value or classifications of assets and liabilities.

(5)   There are no:

    (a)   Violations or possible violations of federal, foreign, state, local, etc. laws or regulations whose effects should be considered for disclosure in the financial statement or as a basis for recording a loss contingency.

    (b)   Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

(6)   There are no other unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

(7)   There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

(8)   The Company has satisfactory title to all owned assets, and there no liens or encumberances on such assets, nor have any assets been pledged.

(9)   We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

(10)   All property, plant, and equipment as owned with satisfactory title is included in the balances; charges during the year are stated at cost and were actual additions; property disposed of or abandoned was removed from the accounts.

(11)   The provision for depreciation was determined on a basis consistent with preceding years, and we believe that the methods used and lives assigned continue to be appropiate to allocate the cost of these assets over their estimated useful lives. The accumulated depreciation is adequate to state these assets at a net amount reasonably allocable to the utility to be obtained over their remaining lives.

(12)   No events have occurred and no facts have been discovered since the balance sheet date, which would make the balance sheet or the statement of operations, changes in financial position and shareholder's equity for the period then ended materially inaccurate or misleading.

(13)   There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

(14)   Net capital computations, prepared by the company for the
         year ended December 31, 2007 indicated that the Company was
         in compliance with requirements of rule 15c3-1 (and applicable
         exchange requirements) at all times during the year. Reserve
         calculations under rule 15c3-1 during the year did not reveal
         any deposit requirement that was not made on a timely basis.

We understand that, as is customary, your examination was in
accordance with generally accepted auditing standards and accordingly
included such tests of the accounting records and such other auditing
procedures as you considered necessary in the circumstances for the
purpose of expressing an opinion on the financial statements but did
not include a detailed audit of the transactions. We also understand
that such examination would not necessarily disclose irregularities
should there be any.

Very truly yours,

ACR Securities, Inc.

Austin Rybstein
President

ACR SECURITIES, INC.

FINANCIAL STATMENTS WITH
SUPPLEMENTARY INFORMATION AND
ACCOUNTANTS' REPORT

DECEMBER 31, 2007

ACR SECURITIES, INC.

December 31, 2007

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

FINANCIAL STATEMENTS

WANT & ENDER
CPA, P.C.

Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP
WING S. LEUNG, CPA

Independent Auditor's Report

To the Shareholders and Board of Directors
ACR Securities, Inc.
687 Park Lane
Cedarhurst, New York 11516

We have audited the accompanying balance sheet of ACR Securities, Inc. as of December 31, 2007 and related statments of income, changes in shareholder's equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our examination was made primarily for the purpose of expressing an opinion on the financial statements taken as a whole, and revealed no material weakness in the accounting procedures and internal controls.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACR Securities, Inc. as of December 31, 2007, and the reults of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Martin Ender
Want & Ender, CPA, P.C.
New York, New York

February 18, 2008

ACR Securities, Inc.
Balance Sheet
December 31, 2007

ASSETS

CURRENT ASSETS

Cash In Bank		39,189.60
Clearing House Deposit		10,146.84
Commissions Receivable		7,678.70
Allowance For Bad Debt	(	3,606.96)
Total Current Assets		53,408.18

FIXED ASSETS

Total Fixed Assets	0.00

OTHER ASSETS

Total Other Assets	0.00

TOTAL ASSETS	$	53,408.18

ACR Securities, Inc.
Balance Sheet
December 31, 2007

LIABILITIES

CURRENT LIABILITIES

Accr Expenses	875.00
Total Current Liabilities	875.00

LONG TERM LIABILITIES

Total Long Term Liabilities	0.00

EQUITY

Common Stock(Note 1)	15,000.00
Officer's Distribution	(23,064.40)
Accumulated Adjustment	34,470.90
Current Year Earnings	26,126.68
Total Equity	52,533.18
TOTAL LIABILITIES AND EQUITY	$ 53,408.18

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Income Statement
For the Year Ended December 31, 2007

INCOME

Commission Income	70,625.24
Other Income	39,031.30
Total Revenues	109,656.54

OPERATING EXPENSES

Clearing House Expenses	25,482.34
Officers Salary	35,000.00
Professional Fees	2,900.00
Bad Debts	16.20
Telephone Expenses	1,337.29
License & Permits	875.00
Office Related Expenses	275.24
Postage Expenses	118.69
Quote Service	8,778.99
Books & Periodicals	275.58
Insurance	5,603.68
Total Operating Expenses	80,663.01
NET OPERATING INCOME (LOSS)	28,993.53

TAXES

Payroll Taxes	2,757.85
Taxes	109.00
Total Taxes	2,866.85
NET INCOME (LOSS) FOR THE PERIOD	26,126.68

See accountants' report and accompanying notes to financial statements

ACR.SECURITIES, INC.

Statement of changes in shareholder's equity

Year ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2007	$ 15,000.00	$ --	$ 34,470.90
Net Profit for the year			$ 26,126.68
Distribution to Shareholder			$ 23,064.40
Balance, December 31, 2007	$ 15,000.00	$ --	$ 37,533.18

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2007

	Current Year 12-31-7
Cash Flows from Operating Activities	
Net Income	$ 26,126.68
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
(Increase) Decrease in Other Assets	(410.25)
(Increase) Decrease in Accounts Receivables	(1,345.37)
Increase (Decrease) in Accrued Liabilities	(568.80)
Total Adjustments	(2,324.42)
Net Cash Provided (Used) By Operating Activities	$ 23,802.26
Cash Flows from Investing Activities	
Net Cash Provided (Used) By Investing Activities	0.00
Cash Flows from Financing Activities	
Proceeds from Distribution to Shareholder	(23,064.40)
Net Cash Provided (Used) By Financing Activities	(23,064.40)
Net Increase (Decrease) in Cash	737.86
Cash at Beginning of Period	38,451.74
Cash at End of Period	$ 39,189.60

See accountants' report and accompanying note to financial statements

ACR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

(1) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The company was incorporated in the State of New York on June 1, 1998 to operate as a broker/dealer of securities. 200 shares of common stocks with no par value were issued in exchange for cash of $15,000.

(2) COMMISSIONS RECEIVABLE

Commisssions receivable represents commissions earned in December and will be received in January.

SUPPLEMENTARY INFORMATION

<u>ACR Securities, Inc.</u>
<u>COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE</u> <u>SECURITIES AND EXCHANGE COMMISSION</u>

<u>YEAR ENDED DECEMBER 31, 2007</u>

NET CAPITAL :

Total assets	$ 53,408.18
Total liabilities	875.00
Net worth	52,533.18*
DEDUCT:Non-allowable Asset	163.00
Net Cap-Tentative	52,370.18
LESS: Minimum-required	**5,000.00**
Excess net capital	47,370.18
Excess net capital(based on 10% of Liabilites $ 131)	47,370.18

The Net Capital computation is the same as the report and there is no material difference in the Net Capital.

END